Exhibit A


                              [PUBLICIS LETTERHEAD]


         VIA FAX

         Strictly Confidential


                                             April 12, 1995

         Mr. Bruce Mason
         Chairman and CEO
         True North Communications Inc.
         101 East Erie Street
         Chicago, Illinois 60611
         USA

         Dear Bruce:

               Confirming the discussions between us in New York on Monday, April 10, 1995, True North Communications Inc. (form-erly Foote, Cone & Belding Communications, Inc.) and FCB In-ternational, Inc. ("True North") and Publicis S.A., Publicis Communication, and Publicis F.C.B. B.V. ("PBV") (collectively "Publicis") (the "Parties") have agreed to continue to comply fully with the Master Alliance Agreement and the related agreements entered into by the Parties in 1989 and to work to-gether to seek a resolution of the problems that have arisen thereunder. The Parties will have their representatives begin discussions within the next two weeks. In this connection, (i) True North and Publicis have agreed to suspend all proceedings in connection with the arbitration commenced by True North and currently pending between the Parties, including any contrac-tual dispute resolution proceedings, (ii) I have agreed to suspend my demand to examine the books and records of True North, and True North has agreed to suspend its request for a special audit of PBV, (iii) Publicis has agreed to postpone the effective date of its rescission of the Master Alliance Agreement and the related agreements until the earlier of February 29, 1996 or 60 days after termination of this agreement, and (iv) each of the Parties has agreed to refrain from instituting any new actions or proceedings against the other or against directors, officers, or employees of the other.

               This agreement shall terminate on December 31, 1995, except that either Party may terminate it at any time upon 90 days written notice to the other Party. The Parties shall promptly and jointly provide the Tribunal in the pending arbi-tration and the LCIA with a copy of this agreement, shall make a joint public announcement in mutually agreed terms about this

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         agreement in compliance with regulatory requirements, and oth-
         erwise shall not, except as they mutually agree, make any statement to a third party (including financial analysts) or public disclosure (except as required by law) concerning the arbitration, the disputes between them, or the settlement dis-cussions.

               Assuming that the foregoing reflects our agreement, please sign on behalf of True North in the space provided be-low. Upon execution, this agreement shall become binding upon the Parties.

                                           Very truly yours,

                                           /s/ Maurice Levy

                                           Maurice Levy

         Agreed and Accepted:


         /s/ Bruce Mason

         Bruce Mason, on behalf of
           True North Communications Inc.


























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